FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street
Charleston, S. C. 29401
843-529-5933

December 26, 2002

Dear Shareholder:

You are cordially invited to attend the 2003 Annual Meeting of Shareholders of First Financial Holdings, Inc. to be held at the Corporation's main office, 34 Broad Street, Charleston, South Carolina, on Thursday, January 30, 2003, at 5:30 p.m., South Carolina time.

The Notice of Annual Meeting of Shareholders and Proxy Statement on the following pages describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Corporation. Directors and officers of the Corporation, as well as a representative of KPMG LLP, the Corporation's independent auditors, will be present to respond to any questions shareholders may have.

To ensure proper representation of your shares at the meeting, please sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as soon as possible, even if you currently plan to attend the meeting. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the meeting.

Sincerely,



A. Thomas Hood
President and Chief Executive Officer



FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street
Charleston, South Carolina 29401
843-529-5933

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
JANUARY 30, 2003

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders ("Meeting") of First Financial Holdings, Inc. ("Corporation") will be held at the main office of the Corporation located at 34 Broad Street, Charleston, South Carolina, on Thursday, January 30, 2003, at 5:30 p.m., South Carolina time, for the following purposes:

1. To elect four directors of the Corporation; and

2. To consider and act upon other matters as may properly come before the Meeting or any adjournments thereof.

NOTE: The Board of Directors is not aware of any other business to come before the Meeting.

Any action may be taken on the foregoing proposal at the Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Meeting may be adjourned. Shareholders of record at the close of business on December 2, 2002, are entitled notice of and to vote at the Meeting and any adjournments or postponements thereof.

You are requested to complete and sign the enclosed form of proxy, which is solicited by the Board of Directors, and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote in person at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Dorothy B. Wright

Dorothy B. Wright
Secretary

Charleston, South Carolina
December 26, 2002

IMPORTANT: THE PROMPT RETURN OF YOUR SIGNED PROXY WILL SAVE THE CORPORATION THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

PROXY STATEMENT
OF
FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street
Charleston, South Carolina 29401
843-529-5933

ANNUAL MEETING OF SHAREHOLDERS
JANUARY 30, 2003

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of First Financial Holdings, Inc. ("First Financial" or "Corporation") to be used at the Annual Meeting of Shareholders of the Corporation ("Meeting"). First Financial is the holding company for First Federal Savings and Loan Association of Charleston, Charleston, South Carolina ("First Federal"). The Meeting will be held at the Corporation's main office located at 34 Broad Street, Charleston, South Carolina, on Thursday, January 30, 2003, at 5:30 p.m., South Carolina time. The accompanying Notice of Annual Meeting of Shareholders, this Proxy Statement and the enclosed proxy card are first being mailed to shareholders on or about December 26, 2002.

VOTING AND PROXY PROCEDURE

Shareholders Entitled to Vote.

Shareholders of record as of the close of business on December 2, 2002 ("Voting Record Date") are entitled to one vote for each share of common stock of the Corporation ("Common Stock") then held. As of the close of business on the Voting Record Date, the Corporation had 13,154,915 shares of Common Stock entitled to vote.

If you are a beneficial owner of Corporation Common Stock held by a broker, bank or other nominee (*i.e.* in "street name"), you will need proof of ownership to be admitted to the Meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Corporation Common Stock held in street name in person at the Meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum.

The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum at the Meeting. Abstentions and broker non-votes will be counted as shares present and entitled to vote at the Meeting for purposes of determining the existence of a quorum.

Proxies; Proxy Revocation Procedures.

The Corporation's Board solicits proxies so that each shareholder has the opportunity to vote on the proposal to be considered at the Meeting. When proxies are returned properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. Where no instructions are indicated, proxies will be voted FOR the nominees for directors set forth below. If a shareholder of record attends the Meeting, he or she may vote by ballot.

Shareholders who execute proxies retain the right to revoke them at any time. Proxies may be revoked by written notice delivered in person or mailed to the Secretary of the Corporation or by filing a later dated and signed proxy prior to a vote being taken on the proposal at the Meeting. Attendance at the Meeting will not automatically revoke a proxy, but a shareholder in attendance may request a ballot and vote in person, thereby revoking a prior granted proxy.

If your Corporation Common Stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. If you wish to change your voting instructions after you have returned your voting instruction form to your broker or bank, you must contact your broker or bank.

Vote Required.

Abstentions and "broker non-votes" (which occur if a broker or other nominee does not have discretionary authority and has not received voting instructions from the beneficial owner with respect to the particular item) are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

The directors to be elected at the Meeting will be elected by a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote. Votes may be cast for or withheld from each nominee for election as director. Pursuant to the Corporation's Certificate of Incorporation, shareholders are not permitted to cumulate their votes for the election of directors. Votes that are withheld and broker non-votes will have no effect on the outcome of the election because directors will be elected by a plurality of the votes cast.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Persons and groups owning in excess of five percent of the Corporation's Common Stock are required to file certain reports with the Securities and Exchange Commission ("SEC") disclosing such ownership pursuant to the Securities Exchange Act of 1934, as amended ("1934 Act"). Based upon such reports, as of September 30, 2002, management knows of no persons who were beneficial owners of more than five percent of the outstanding shares of Common Stock. The table also sets forth information as to the shares of Common Stock beneficially owned by each director of the Corporation, by the Chief Executive Officer of the Corporation, by the Corporation's or First Federal's four other most highly compensated executive officers ("Named Executive Officers") and by all executive officers and directors of the Corporation as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2]	Percent of Shares of Common Stock Outstanding
Non-Employee Directors		
Gary C. Banks, Jr.	51,744	[3]
Paula Harper Bethea	12,964	[3]
Paul G. Campbell, Jr.	24,342	[3]
A. L. Hutchinson, Jr.	150,558	1.14%
Thomas J. Johnson	19,759	[3]
James C. Murray	40,159	[3]
D. Kent Sharples	35,698	[3]
Henry M. Swink	24,651	[3]
Employee Directors		
A. Thomas Hood[4]	221,612	1.68%
James L. Rowe	8,268	[3]
Named Executive Officers[5] Who Are Not Directors		
Charles F. Baarcke, Jr.	76,142	[3]
John L. Ott, Jr.	143,872	1.09%
Susan E. Baham	109,410	[3]
C. Alexander Elmore	12,100	[3]
All Directors and Executive Officers as a group (14 persons)	931,279	7.06%

---

[1] In accordance with Rule 13d-3 under the 1934 Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock if he or she has voting and/or investment power with respect to such shares. The table includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

[2] Includes options awarded under the Corporation's Directors Stock Options-for-Fees Plan that are exercisable within 60 days of the close of business on the Voting Record Date, for the following directors: Mrs. Bethea-9,729 shares; Mr. Campbell-12,839 shares; Mr. Johnson-12,850 shares; Mr. Murray-28,756 shares; Dr. Sharples-22,228 shares; and Mr. Swink-24,049 shares. The total also includes 8,000; 69,600; 20,800; 34,388; 12,000; 34,900 and 290,139 shares of Common Stock that may be received upon the exercise of stock options, which are exercisable within 60 days of the close of business on the Voting Record Date, for Messrs. Rowe, Hood, Baarcke, Ott, Elmore and Mrs. Baham and all executive officers and directors as a group, respectively.

[3] Less than one percent of shares outstanding.

[4] Mr. Hood is also a Named Executive Officer of the Corporation.

[5] SEC regulations define the term "named executive officers" to include all individuals serving as chief executive officer during the most recently completed fiscal year, regardless of compensation level, and the four most highly compensated executive officers, other than the chief executive officer, whose total annual salary and bonus for the last completed fiscal year exceeded $100,000. Messrs. Hood, Baarcke, Ott, Elmore and Mrs. Baham were the Corporation's only "named executive officers" during the fiscal year ended September 30, 2002.

PROPOSAL I - ELECTION OF DIRECTORS

The Board is currently composed of ten members. In accordance with the Corporation's Certificate of Incorporation, the Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The Nominating Committee has nominated for election as directors A. Thomas Hood, A. L. Hutchinson, Jr., James L. Rowe and Henry M. Swink each to serve for three-year terms, or until their respective successors have been elected and qualified. All nominees are currently members of the Board and each has consented to being named in this Proxy Statement and to serving as a director on the Board if elected.

It is intended that the proxies solicited by the Board will be voted for the election of the above named nominees. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of a substitute recommended by the Board or the Board may adopt a resolution to amend the Corporation's Bylaws to reduce the size of the Board. At this time, the Board knows of no reason why any nominee might be unavailable to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES FOR ELECTION AS DIRECTORS OF THE CORPORATION.

The following table sets forth certain information regarding the nominees for election at the Meeting as well as information regarding those directors continuing in office after the Meeting.

Name	Age [1]	Year First Elected Director [2]	Year Term Expires
Board Nominees			
A. Thomas Hood[3]	56	1987	2006[4]
A. L. Hutchinson, Jr.[3]	68	1985	2006[4]
James L. Rowe	59	2001	2006[4]
Henry M. Swink	57	2002	2006[4]
Directors Continuing in Office			
Gary C. Banks, Jr.[3]	68	1987	2004
Paula Harper Bethea[3]	47	1996	2004
Paul G. Campbell, Jr.[3]	56	1991	2004
Thomas J. Johnson[3]	52	1998	2005
James C. Murray[3]	63	1991	2005
D. Kent Sharples	59	1992	2005

[1] As of September 30, 2002.
[2] Includes prior service, as applicable, on the Board of Directors of First Federal.
[3] Also serves as a Director of First Federal.
[4] Each nominee has been nominated to serve for a three-year period or until their respective successors have been duly elected and qualified.

The following discussion presents information with respect to the nominees at the Meeting:

A. THOMAS HOOD has been President and Chief Executive Officer of the Corporation since July 1, 1996, and of First Federal since February 1, 1995. He also serves on the Boards of First Financial, First Federal and First Southeast Insurance Services.

Mr. Hood graduated from the Citadel and is licensed as a Certified Public Accountant. He is involved in numerous professional and community organizations, including the Board of Directors of the Business Development Corporation of South Carolina, the Charleston Area Chamber of Commerce, South Carolina Independent Colleges and Universities and the Salvation Army where he is past Chairman of the Advisory Board. He is a member of the Executive Committee and the Board of Directors of the Trident United Way ("TUW") and presently serves the TUW as Chairman of the Community Investments Committee.

A. L. HUTCHINSON, JR. has been Chairman of the Corporation and First Federal since February 1, 2002 after serving as Vice Chairman from July 1, 1995 until February 1, 2002. He served as President and Chief Executive Officer of First Financial from January 1988, when the Corporation was organized, until his retirement on June 30, 1996. Mr. Hutchinson began his career with First Federal in 1961, was promoted to Executive Vice President-Production Division in 1979, was elected to the First Federal Board in 1985 and assumed the position of President of First Federal in April 1988.

A graduate of the Citadel, Mr. Hutchinson serves on the Board of Directors of the Star Gospel Mission and is past Chairman of the Trident Technical College Foundation Board. He also serves as a member of the Advisory Board for the Boy Scouts Coastal Carolina Council.

JAMES L. ROWE is President of First Southeast Insurance Services, Inc. and Kinghorn Insurance Services, Inc., subsidiaries of the Corporation. Mr. Rowe is active in community affairs, serving as a Director on the Hilton Head Chamber of Commerce Board, Director for Palmetto Electric Cooperative, Commissioner for Broad Creek Public Service District and a member and past President of the VanLandingham Rotary Club. Mr. Rowe is a Director for Lutheran Homes of South Carolina and President of Rowe Farm LLC. He has served on various insurance company/ agency councils and received the Independent Agent of the Year Award in 2001, presented by the Independent Insurance Agents of South Carolina. He currently serves on the Board of Directors of the Independent Insurance Agents of South Carolina.

HENRY M. SWINK served as a director of Peoples Federal Savings and Loan Association ("Peoples Federal"), a federally insured subsidiary of the Corporation until its merger with First Federal on August 30, 2002, since 1996. He is president of McCall Farms, Inc., a food processing company that manufactures and markets canned fruits and vegetables throughout the Southeast. Mr. Swink is active in various civic activities having been a member of the Florence Kiwanis Club for thirty years. He is Chairman of the Board for Carolina Hospital Systems, serves on the Doctors Bruce-Lee Foundation, and chairs the Finance Committee of this Foundation. He is an active member of the Effingham Presbyterian Church and has served on the Session for 20 years. He currently serves on the Board of the Legislative Audit Council and the Clemson University Board of Visitors.

The present principal occupation and other business experience during the last five years of each director continuing in office is set forth below:

Gary C. Banks, Jr. is a Director and retired Executive Vice President of Banks Construction Company, which specializes in highway construction.

Paula Harper Bethea is the Director of Client Relations and Development for Bethea, Jordan & Griffin, P.A. of Hilton Head Island, South Carolina, a law firm.

Paul G. Campbell, Jr. is President of the Southeast Region for Alcoa Primary Metals, the world's leading aluminum reduction company.

Thomas J. Johnson is President, Chief Executive Officer and Owner of F & J Associates, a company that owns and operates automobile dealerships in five southeastern states.

James C. Murray is Vice Chairman of the Corporation and First Federal and retired President, Chief Executive Officer and Chairman of the Board of Directors of Utilities Construction Company, Inc. and its subsidiaries, an electrical contracting company specializing in high voltage electrical work and heavy industrial electrical work in the Southeast.

D. Kent Sharples has been President of Daytona Beach Community College, Daytona Beach, Florida, since July 1999. From July 1980 to July 1999, Dr. Sharples was President of Horry-Georgetown Technical College, Conway, South Carolina.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board conducts its business through meetings of the Board and through its committees. During the fiscal year ended September 30, 2002, the Board held 14 meetings. No director of First Financial attended less than 75% of the total meetings of the Board and committee meetings on which such Board member served during this period for the Corporation, except for Mr. Swink. Mr. Swink served on the Peoples Federal board and attended 91% of their meetings until Peoples Federal was merged into First Federal. In connection with the merger, he was appointed to the First Financial Board in September 2002 and missed that meeting. His attendance at the combined meetings of Peoples Federal and First Financial during the fiscal year ended September 30, 2002 was 88%.

The Executive Committee of the Corporation, composed of Messrs. Hutchinson, Banks, Hood and Murray did not meet during the fiscal year ended September 30, 2002.

The Audit Committee of the Corporation, composed of Mrs. Bethea and Messrs. Johnson, Murray and Sharples, meets at least quarterly to:

- Monitor the integrity of the financial reporting process and systems of internal controls regarding finance, accounting, regulatory and legal compliance.

- Monitor the independence and performance of the external auditors and the internal auditing department.

- Provide an avenue of communication among the external auditors, management, the internal auditing department and the Board of Directors.

This Committee met six times during the fiscal year ended September 30, 2002.

The Compensation/Benefits Committee of the Corporation, composed of Messrs. Banks, Campbell, Johnson, Sharples and Swink, reviews compensation policies and benefit plans of the Corporation, grants stock options and recommends compensation for senior management. This Committee held three meetings during the fiscal year ended September 30, 2002.

Article II, Section 14 of the Corporation's Bylaws provides that the Board shall act as a nominating committee for selecting the management nominees for election as directors. Such section of the Bylaws provides as follows: "No nominations for directors except those made by the nominating committee shall be voted upon at the annual meeting unless other nominations by shareholders are made in writing and delivered to the Secretary of the Corporation in accordance with the provisions of the Corporation's Certificate of Incorporation." The Board held three meetings in its capacity as the Nominating Committee during the fiscal year ended September 30, 2002.

DIRECTORS' COMPENSATION

During the fiscal year ended September 30, 2002, non-management members of the Corporation's Board each received monthly fees of $900 except the Chairman and Vice Chairman, who received monthly fees of $1,150 and $1,025, respectively. First Financial's Audit Committee members received an additional annual fee of $1,000; the Audit Committee chairman received an additional annual fee of $1,200. Non-management directors who serve on First Financial's non-banking subsidiary boards were paid nominal fees on a quarterly basis.

Non-management members of the First Federal Board received monthly fees of $1,000 each during the fiscal year ended September 30, 2002, except the Chairman and Vice Chairman, who received $1,250 and $1,125, respectively. The members of management who serve on the First Federal and First Financial Boards receive no additional compensation.

Effective October 1, 1994, non-management directors of the Corporation and subsidiaries were offered the opportunity to participate in the 1994 Outside Directors Stock Options-for-Fees Plan, approved by shareholders at the January 25, 1995 Annual Meeting. In fiscal 2002, seven Directors (excluding Emeritus and Advisory Directors) participated in the Plan, deferring $81,411 in fees.

The Performance Equity Plan for Non-Employee Directors was approved by shareholders at the January 22, 1997 Annual Meeting of Shareholders. Performance targets for the sixth plan year resulted in the total award of 2,247 shares to the directors of First Financial and First Federal.

MANAGEMENT REMUNERATION

Summary Compensation Table.

The following information is furnished for the Corporation's Chief Executive Officer and the Named Executive Officers during the fiscal year ended September 30, 2002.

Name and Principal Position	Year	Annual Compensation*			Long-Term Compensation Awards	All Other Compensation ($) [3]
		Salary ($)	Bonus[1] ($)	Other Annual Compensation ($)[2]	Stock Options (#)	
A. Thomas Hood President and Chief Executive Officer of the Corporation and First Federal	2002	221,619	91,348	--	4,000	19,493
	2001	215,316	85,994	--	--	17,535
	2000	216,378	55,065	--	8,000	17,671
Charles F. Baarcke, Jr. Senior Vice President of the Corporation and First Federal	2002	174,698	70,000	--	3,500	15,384
	2001	157,012	65,756	--	--	13,004
	2000	155,277	21,655	--	7,000	12,737
John L. Ott, Jr. Senior Vice President of the Corporation and First Federal	2002	174,698	74,869	--	3,500	16,770
	2001	158,366	71,104	--	--	15,328
	2000	158,485	41,407	--	7,000	14,767
Susan E. Baham Senior Vice President and Chief Financial Officer of the Corporation and First Federal	2002	174,698	70,000	--	3,500	16,813
	2001	156,301	64,795	--	--	15,183
	2000	153,450	25,762	--	7,000	15,142
C. Alexander Elmore[4] Senior Vice President of First Federal	2002	142,669	--	--	8,500	2,027
	2001	28,061	--	--	--	35,000[5]

---

* All compensation is paid by First Federal but allocated between the Corporation and First Federal based on approximate time spent by the Named Executive Officer on Corporation business.

[1] Reflects earned incentive bonuses awarded for the fiscal year which were paid in the subsequent fiscal year. For more details on the Performance Incentive Compensation Plan, please refer to the Report of the Compensation Committee in this proxy statement.

[2] Excludes perquisites which did not exceed the lesser of $50,000 or 10% of the salary and bonus.

[3] Represents total 401(k) and profit sharing plan contributions paid by the Corporation.

[4] Mr. Elmore was employed by Peoples Federal on July 12, 2001.

[5] Represents payment upon employment.

Option Grants in Last Fiscal Year.

The Corporation maintains a Stock Option Plan, which provides discretionary awards of options to purchase Common Stock to officers and employees as determined by the Board of Directors. The following table lists all grants of options under the Option Plan to the Named Executive Officers for the year ended September 30, 2002 and contains certain information about the potential value of the options based upon certain assumptions as to the appreciation of the Corporation's Common Stock over the life of the option.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (10 years) | |
Name	Number of Shares Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	5% ($)[1]	10% ($)[1]
A. Thomas Hood	4,000	2.2	23.52	11/20/2011	59,165	149,940
Charles F. Baarcke, Jr.	3,500	1.9	23.52	11/20/2011	51,770	131,195
John L. Ott, Jr.	3,500	1.9	23.52	11/20/2011	51,770	131,195
Susan E. Baham	3,500	1.9	23.52	11/20/2011	51,770	131,195
C. Alexander Elmore	8,500	4.7	23.52	11/20/2011	125,730	318,625

[1] The dollar amounts indicated in these columns are the result of calculations assuming 5% and 10% growth rates as required by the rules of the SEC. These growth rates are not intended by First Financial to forecast future appreciation, if any, of the price of First Financial Common Stock. The actual value, if any, realized by an executive officer will depend on the excess of the market price of the shares over the exercise price on the date the option is exercised.

Option Exercise/Value Table.

The following table sets forth information with respect to options exercised during the fiscal year ended September 30, 2002 and remaining unexercisable at the end of the fiscal year, for the Chief Executive Officer and the Named Executive Officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Shares Underlying Number of Unexercised Options at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End[1] Exercisable/Unexercisable ($)
A. Thomas Hood	--	--	65,600/--	1,039,862/--
Charles F. Baarcke, Jr.	5,000	151,350	17,300/--	159,704/--
John L. Ott, Jr.	10,462	277,740	30,888/--	417,142/--
Susan E. Baham	6,000	162,480	31,400/--	416,878/--
C. Alexander Elmore	--	--	4,250/4,250	15,088/15,088

[1] The values shown equal the difference between the exercise price of unexercised in-the-money options and the closing market price ($27.07) of the underlying Common Stock at September 30, 2002. Options are in-the-money if the fair market value of the shares covered by the option exceeds the exercise price of the option.

During fiscal 1993, the Stock Option Committee established First Financial stock ownership guidelines for members of management. The desired level of stock ownership is based on the market value of the shares owned as a percentage of annual salary. The percentages are 400%, 200% and 100% for the President, Senior Vice Presidents and other members of management, respectively. Stock ownership goals are expected to be met within five years. When goals are met, additional stock options may be granted. All members of management have met stock ownership goals set by the Corporation, with the exception of three management members, two of whom have been management members for less than five years.

Employment Agreements.

First Federal and First Financial are parties to employment agreements ("Agreements") with Messrs. Hood, Baarcke, Ott, Elmore and Mrs. Baham. First Federal entered into an employment agreement with Mr. Hood on July 30, 1987, which Agreement was subsequently amended on September 29, 1988, October 1, 1993, and September 26, 1996, and has included First Financial as a party to the Agreement since 1993. Additionally, First Federal and First Financial entered into three-year Agreements with Messrs. Baarcke and Ott on October 1, 1993. On September 26, 1996, First Federal and First Financial entered into a three-year Agreement with Mrs. Baham. On August 1, 2001, First Federal and First Financial entered into a two-year Agreement with Mr. Elmore. The Agreements of Messrs. Hood, Baarcke, Ott, Elmore and Mrs. Baham provide for a salary of not less than $175,620; $104,220; $112,080; $140,000 and $88,448 per annum, respectively, disability and retirement income benefits and bonus and other fringe benefits as may be approved by the Board. The terms of each of the Agreements may be extended for an additional 12 full calendar months upon action of the Boards of First Federal and First Financial, as appropriate, prior to the anniversary date of the Agreements. Each of the Agreements provides for termination for cause or in certain events specified by Office of Thrift Supervision regulations. The Agreements are also terminable by First Federal or the Corporation without cause except that the affected employee would be entitled to the full amount of salary remaining under the term of the Agreement. In the event of a change in control (as defined in each Agreement) of the Corporation followed by the involuntary termination of employment (or voluntary termination of employment in certain circumstances) of the executive following such change in control, each Agreement provides for the payment to the employee of the greater of the salary which would have been received for the remainder of the Agreement or 2.99 times the average of the prior five years' salaries for Messrs. Hood, Baarcke, Ott and Mrs. Baham; and two times current salary for Mr. Elmore. At September 30, 2002, Messrs. Hood, Baarcke, Ott, Elmore and Mrs. Baham would have received approximately $719,827; $474,748; $522,625; $271,192 and $420,441, respectively, if their employment were terminated subsequent to a change in control.

AUDIT COMMITTEE MATTERS

Report of the Audit Committee.

The Audit Committee of First Financial is composed of four directors and operates under a written charter adopted by the Board on May 25, 2000, and amended on September 27, 2001. The Committee recommends to the Board the selection of the Corporation's independent accountants.

Management is responsible for the Corporation's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the

Corporation's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Committee's responsibilities are to:

- review annual and quarterly financial statements and discuss the results of the annual audit;

- review the qualifications, independence and performance of the external auditors;

- review the operation, organizational structure and qualifications of the internal audit department;

- review significant reports regarding the Corporation prepared by the internal audit department; and

- review the Company's legal compliance with applicable laws and regulations.

In this context, the Committee has met and held discussions with management and the independent accountants regarding the financial statements as of the year ended September 30, 2002. Management represented to the Committee that the Corporation's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Committee discussed with the independent accountants matters required to be discussed by Statements of Auditing Standards ("SAS") No. 61, Communication with Audit Committees, as amended by SAS No. 90, Audit Committee Communications.

The Corporation's independent accountants also provided to the Committee the written disclosures required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Committee discussed with the independent accountants that firm's independence.

Based upon the Committee's discussions with management and the independent accountants and the Committee's review of the representation of management and the report of the independent accountants to the Committee, the Committee recommended that the Board include the audited consolidated financial statements in the Corporation's Annual Report on Form 10-K for the year ended September 30, 2002 filed with the SEC.

The directors who are members of the Committee are:

> James C. Murray, Chairman
> Paula Harper Bethea
> Thomas J. Johnson
> D. Kent Sharples

Independence and Other Matters

Each member of the Audit Committee is "independent," as defined under the Nasdaq Stock Market Rules. The Audit Committee members do not have any relationship to the Corporation that may interfere with the exercise of their independence from management and the Corporation. None of the Audit Committee members are current officers or employees of the Corporation or its affiliates.

COMPENSATION COMMITTEE MATTERS

Notwithstanding anything to the contrary set forth in any of the Corporation's previous filings under the Securities Act of 1933, as amended, or the 1934 Act that might incorporate future filings, including this Proxy Statement, in whole or in part, the following Report of the Compensation Committee and performance graph shall not be incorporated by reference into any such filings.

Report of the Compensation Committee.

The Compensation/Benefits Committees of the Boards of the Corporation and First Federal are composed entirely of independent directors. The Corporation's Committee is responsible for establishing and monitoring compensation policies of the Corporation and for reviewing and ratifying the actions of First Federal's Compensation Committee.

It is the policy of First Federal that the performance of senior management be evaluated using the same established criteria that are used for its employees and that the salary structure for the executive officers be included in the salary structure of First Federal. The Committees are responsible for evaluating the performance of the Chief Executive Officers of First Federal while the Chief Executive Officers of First Federal evaluate the performance of other senior officers of First Federal. Salary increases are recommended to the Committee based on these evaluations. The Committee reviews the evaluations and sets the salaries for the coming year.

The Compensation/Benefits Committees' considerations include management skills, long-term performance, shareholder returns, operating results, asset quality, asset-liability management, regulatory compliance and unusual accomplishments as well as economic conditions and other external events that affect the operations of the Corporation and First Federal. Compensation policies must promote the attraction and retention of highly qualified executives and the motivation of these executives to achieve financial and other goals that result in the success of the Corporation and First Federal and the enhancement of long-term shareholder value.

In addition to salaries, the Corporation's compensation plan includes Profit Sharing Plan contributions and matching contributions to the 401(k) Plan, both of which are based on return on shareholders' equity. Stock options are also awarded periodically based on performance, length of service and salary grades. The Committee believes that awards of stock options provide increased motivation to work for the success of the Corporation thereby increasing personal financial success. All options granted to executives and employees are exercisable at the closing price of the Corporation's stock on the date of grant.

In September 1996, the Board approved a Management Performance Incentive Compensation Plan that became effective October 1, 1996. The purpose of the plan is to share the rewards of excellent performance with those managers who provide knowledge and direction to the Corporation and work to accomplish results that are above expectations. Standards of measurement are developed annually, and First Federal must meet the goals as identified in their strategic business plans.

Any incentive awards are supplements to annual compensation. No incentive bonus will be awarded for a fiscal year regardless of performance on individual factors if First Federal's return on shareholders' equity is less than the approved minimum for that fiscal year. Participants in the plan are limited to executives who are responsible for directing functions which have significant impact on the growth and profitability of First Federal and the Corporation.

Periodically, independent compensation consultants are engaged to review the salary levels of all members of management as compared with peers with comparable responsibilities in other companies. Results are reported to the Compensation/Benefits Committee.

During the fiscal year ended September 30, 2002, the base compensation for A. Thomas Hood, President and Chief Executive Officer of the Corporation, was $221,083, which represented a 3% increase from the previous fiscal year's base compensation of $214,635. The Committee believes Mr. Hood's current compensation is appropriate based on comprehensive salary surveys and the performance of the Corporation and First Federal.

Submitted by the Compensation Committees of the Boards:

FIRST FINANCIAL	**FIRST FEDERAL**
Thomas J. Johnson, Chairman	Gary C. Banks, Jr., Chairman
Gary C. Banks, Jr.	Paul G. Campbell, Jr.
Paul G. Campbell, Jr.	Richard W. Salmons, Jr.
D. Kent Sharples	B. Ed Shelley
Henry M. Swink	

Compensation Committee Interlocks and Insider Participation.

The Board of First Financial has a Compensation/Benefits Committee currently composed of Messrs. Banks, Campbell, Johnson, Sharples and Swink. Mr. Johnson is presently the Committee's Chairman. The Committee reviews and ratifies the actions of the Compensation Committee of First Federal. No member of the Compensation/Benefits Committee was an officer or employee of the Corporation or any of its subsidiaries during the year, was formerly an officer or employee of the Corporation or any of its subsidiaries, or had any relationship otherwise requiring disclosure.

Performance Graph. The following graph shows a five year comparison of cumulative total returns for the Corporation, the CRSP Index for Nasdaq Stock Market (U.S. Companies) and the CRSP Peer Group Index for Nasdaq Stocks.*



	September 30,					
	<u>1997</u>	<u>1998</u>	<u>1999</u>	<u>2000</u>	<u>2001</u>	<u>2002</u>
FIRST FINANCIAL HOLDINGS, INC.	$100.0	$91.5	$95.5	$87.8	$135.7	$164.2
CRSP Index for Nasdaq Stock Market (US Companies)	100.0	101.6	165.7	220.1	89.9	70.9
CRSP Peer Group Index for Nasdaq Stocks (SIC 6030-6039 US Only) Savings Institutions	100.0	97.4	94.5	103.3	145.3	180.9

Notes:
    A.   The lines represent monthly index levels derived from compounded daily returns that include all dividends.
    B.   The indexes are reweighted daily, using the market capitalization on the previous trading day.
    C.   If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding day is used.
    D.   The index level for all series was set to $100.0 on 9/30/1997.
*Source: Center for Research in Security Prices (CRSP), the University of Chicago Graduate School of Business. Used with permission. All rights reserved.

COMPLIANCE WITH SECTION 16(a) OF THE 1934 ACT

Section 16(a) of the 1934 Act requires certain officers of the Corporation and its directors, and persons who beneficially own more than ten percent of any registered class of the Corporation's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by regulation to furnish the Corporation with copies of all 16(a) forms they file.

Based solely on a review of the reports and written representations provided to the Corporation by the above-referenced persons, the Corporation believes that during the fiscal year ended September 30, 2002, all filing requirements applicable to its reporting officers, directors and greater than ten percent beneficial owners were met.

TRANSACTIONS WITH MANAGEMENT

James L. Rowe is a former principal of Kinghorn Insurance Agency ("Kinghorn"). The Corporation purchased the Hilton Head Island, Bluffton and Ridgeland operations of Kinghorn in May 2001. In connection with the transaction, Mr. Rowe, as a 60% owner of Kinghorn, received approximately $5.1 million, or 60%, of the purchase price.

In addition to the purchase price, Mr. Rowe may receive from the Corporation a payment for a period of four years following the closing of the acquisition of up to $258,750 at the end of each year, based on certain performance criteria. The amount paid to Mr. Rowe by the Corporation in fiscal 2002 was $258,750.

Operating as Kinghorn Insurance Services, Inc., the agency is a subsidiary of the Corporation's insurance subsidiary, First Southeast Insurance Services, Inc. Mr. Rowe entered into an Employment Agreement with First Southeast Insurance Services effective as of the close of the transaction. The agreement has a term of four years, provides for a base annual salary of approximately $159,900 and for participation in certain benefit programs of First Federal.

Applicable laws and regulations require that all loans or extensions of credit by First Federal to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons (unless the loan or extension of credit is made under a benefit program generally available to all employees and does not give preference to any insider over any employee) and does not involve more than the normal risk of repayment or present other unfavorable features. First Federal has adopted policies that comply with these provisions.

AUDITING AND RELATED FEES

Audit Fees.

For fiscal year 2002, KPMG LLP billed the Corporation an aggregate of $194,000 for professional services rendered for the audit of the Corporation's annual financial statements for the year ended September 30, 2002 and reviews of the financial statements included in the Corporation's Forms 10-Q for that year.

Financial Information Systems Design and Implementation Fees.

For fiscal year 2002, KPMG LLP did not provide the Corporation professional services associated with financial information systems design and implementation.

All Other Fees.

For fiscal year 2002, KPMG LLP billed the Corporation an aggregate of $392,727 for other fees. These fees included services for tax matters, due diligence assistance, audits of the reinsurance and brokerage subsidiaries and other services. The Audit Committee has considered whether the provision of these services by its independent accountants is compatible with their independence and has concluded that the provision of such services does not interfere with the exercise of independent judgment by such accountants.

SHAREHOLDER PROPOSALS

Article II, Section 15 of the Corporation's Bylaws provides that any new business to be taken up at the Meeting shall be stated in writing and filed with the Secretary of the Corporation in accordance with the provisions of the Corporation's Certificate of Incorporation. Article IX of the Certificate of Incorporation provides that notice of a shareholder's intent to make a nomination or present new business at the Meeting ("shareholder notice") must be given not less than 30 days nor more than 60 days prior to the date of the Meeting; provided, however, that if less than 31 days notice of the Meeting is given to shareholders by the Corporation, such notice shall be delivered or mailed to the Secretary of the Corporation not later than the close of the tenth day following the day on which notice of the Meeting was mailed to shareholders. If properly made, such nominations or new business shall be considered by shareholders at the Meeting.

In order to be eligible for inclusion in the Corporation's proxy materials for next year's Annual Meeting of Shareholders, any shareholder proposal to take action at such meeting must be received at the Corporation's main office at 34 Broad Street, Charleston, South Carolina, no later than August 27, 2003. Any such proposals shall be subject to the requirements of the proxy rules adopted under the 1934 Act.

OTHER MATTERS

The Board is not aware of any business to come before the Meeting other than the matters described above in this Proxy Statement. However, if any other matters should properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in respect



thereof in accordance with the judgment of the person or persons voting the proxies. The cost of solicitation of proxies will be borne by the Corporation. In addition to solicitations by mail, directors, officers and regular employees of the Corporation may solicit proxies personally or by telegraph or telephone without additional compensation.

ANNUAL REPORTS TO SHAREHOLDERS

A copy of the Annual Report to Shareholders and the Annual Report on Form 10-K for the fiscal year ended September 30, 2002 are being mailed to each shareholder of record as of the close of business on the Voting Record Date together with these proxy materials. **THE ANNUAL REPORT ON FORM 10-K AND THE ANNUAL REPORT TO SHAREHOLDERS ARE NOT A PART OF THE CORPORATION'S PROXY SOLICITING MATERIAL.**

BY ORDER OF THE BOARD OF DIRECTORS

Dorothy B. Wright

Dorothy B. Wright
Secretary

Charleston, South Carolina
December 26, 2002